                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under

                       the Securities Exchange Act of 1934

                          For the month of April, 2003

                               MAKITA CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

            3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan
--------------------------------------------------------------------------------
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                          Form 20-F  [X]   Form 40-F  [ ]
                                    -----            -----

[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes  [ ]      No  [X]
                                     -----        -----

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                MAKITA CORPORATION
                                                --------------------------------
                                                (Registrant)


                                                By:      /s/ Masahiko Goto
                                                     ---------------------------
                                                             (Signature)
                                                             Masahiko Goto
                                                             President


Date: April 4, 2003


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For immediate release

                                                                   April 4, 2003

Company name: MAKITA CORPORATION
Representative: Masahiko Goto, President
Code number: 6586
Stock exchange listings: First sections of the Tokyo and
           Nagoya stock exchanges

For further information: contact to Kenichiro Nakai, Director and General
           Manager of the Administration Headquarters
           Telephone: In Japan: 0566- 97-1717, from overseas: +81-566-97-1717


    EVALUATION LOSSES ON SECURITIES FOR THE FISCAL YEAR ENDED MARCH 31, 2003

We hereby inform you that Makita Corporation ("the Company") expects to report the following evaluation losses (write-downs from previous book value) on securities for the fiscal year ended March 31, 2003 (fiscal 2003).

1.  EVALUATION LOSSES ON SECURITIES AND COMPARISONS WITH OTHER FINANCIAL
    INDICATORS

                                                               Parent Company          Consolidated Accounts
                                                        (under Japanese GAAP)              (under U.S. GAAP)
                                                        ---------------------              -----------------

(A) Evaluation losses on securities                         2,800 million yen              2,500 million yen
    in fiscal 2003

(B) Total shareholders' equity                            189,997 million yen            189,939 million yen
    in fiscal 2002
                                        (A/B x 100)                    (1.5%)                         (1.3%)

(C) Ordinary profit in fiscal 2002                          9,494 million yen                             --
                                        (A/C x 100)                   (29.5%)                           (--)

(D) Income before income taxes                              3,488 million yen              3,403 million yen
    in fiscal 2002
                                        (A/D x 100)                   (80.3%)                        (73.5%)

(E) Net income in fiscal 2002                               2,100 million yen                133 million yen
                                        (A/E x 100)                  (133.3%)                      (1879.7%)

(F) Average annual net income from                          4,535 million yen              3,671 million yen
    fiscal 1998 through fiscal 2002
                                        (A/F x 100)                   (61.7%)                        (68.1%)


2.  OUTLOOK

The Company is currently recalculating the outlook for the full fiscal year, and, if a revision in the outlook is deemed necessary, a separate announcement will be made.

Notes:

1. The Company's fiscal year end is March 31.
2. This news release is an English translation of a Japanese language announcement issued under the rules of the Tokyo and Nagoya stock exchanges.